Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

May 5, 2011

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          The Wise Sales, Inc.
Registration Statement on Form S-1
Filed May 4, 2009 and amended on January 21, 2010, February 22, 2010, October 25, 2010, January 6, 2011, March 7, 2011 and
File No. 333-158966

Dear Mr. Owings:

In response to your verbal comments from yesterday, we are forwarding an amendment to our registration statement.

Sincerely,

/s/ Joseph L. Pittera

Joseph Lambert Pittera, Esq.
Law Office of Joseph Lambert Pittera, Esq.
2214 Torrance Boulevard, Suite 101
Torrance, California 90501
Telephone: (310) 328-3588
Facsimile Number: (310) 328-3063